Atna Completes Drilling at Beowawe Project, Nevada

Vancouver, B.C. (June 06, 2007). Atna Resources, Ltd (TSX:ATN) completed 6 drill holes totalling 6,205 feet at its Beowawe project, Eureka and Lander Counties, Nevada.  The drilling tested potential for gold mineralization in epithermal, volcanic-hosted quartz veins and associated geophysical anomalies beneath alluvial covered areas in the Northern Nevada Rift.  Strong silicification and argillic to propylitic alteration were encountered in all drill holes. Several holes contained narrow (less than 20-foot wide) zones of quartz-chalcedony veining with associated pyrite. The following table shows the results of the program:

Drill Hole Number	Total Depth ft (m)	From ft (m)	To ft (m)	Length ft (m)	Gold Au (g/t)
PBR-004	1,140 (347.6)	210 (64.0)	230 (70.1)	20 (6.1)	0.2
PBR-005	975 (297.3)	145 (44.2)	180 (54.9)	35 (10.7)	0.2
and		220 (67.1)	265 (80.8)	45 (13.7)	0.2
and		280 (85.4)	285 (86.9)	5 (1.5)	1.3
PBR-006	1,160 (353.7)	No significant gold assays
PBR-007	745 (297.3)	Hole lost – No significant gold assays
PBR-007A	1,335 (407.0)	200 (61.0)	220 (67.1)	20 (6.1)	0.3
PBR-008	850 (259.1)	No significant gold assays

The assay results and geology do not meet Atna’s requirements to continue exploration of the property.  The option agreement with the underlying owner has been terminated effective May 30, 2007.

The assay results contained in the press release were completed by Inspectorate America Corporation, an independent ISO certified analytical laboratory, using industry standard fire assay methods for gold. Atna has a rigorous quality control and assurance program in place for its analytical work that includes the use of certified standards, assay blanks, and duplicate samples which augments the laboratory’s own internal QA/QC program. This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information and the forward looking statement,
please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist
Tel: (604) 684-2285, E-mail: kjohnston@atna.com